August 14, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (317) 577-5605</u>

Mr. Daniel R. Sink
Chief Financial Officer
Kite Realty Group Trust
30 S. Meridian Street, Suite 1100
Indianapolis, IN 46204

Re: **Kite Realty Group Trust**
       Form 10-K for the year ended December 31, 2005
       Filed March 16, 2006
       Response dated August 8, 2006
       File No. 1-32268

Dear Mr. Sink:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Daniel L. Gordon
                  Accounting Branch Chief